UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported, on June 9, 2021, Taoping Inc. (the “Company”) acquired all of the equity interests in Taoping New Media Co., Ltd. (“TNM”), a limited liability company organized under the laws of People’s Republic of China. This Report on Form 6-K is being furnished to provide the following financial statements: (i) audited financial statements of TNM as of December 31, 2020 and for the year ended December 31, 2020 and (ii) unaudited pro forma combined financial information of the Company reflecting ownership of TNM as of and for the period ended December 31, 2020.

This Report on Form 6-K, including Exhibit 15.1, Exhibit 99.1 and Exhibit 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-211363 and No. 333-256600) and Form F-3 (No. 333-229323).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

15.1	Consent from UHY LLP, dated September 1, 2021
99.1	Audited Financial Statements of Taoping New Media Co., Ltd as of December 31, 2020 and for the year ended December 31, 2020
99.2	Unaudited Pro Forma Condensed Combined Financial Information as of and for the year ended December 31, 2020